Exhibit 1
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 Name and Address of Company
Cameco Corporation (“Cameco”)
2121 – 11th Street West
Saskatoon, Saskatchewan S7M 1J3
Item 2 Date of Material Change
August 26, 2011.
Item 3 News Release
The news release with respect to the material change referred to in this report was issued by Cameco via Marketwire on August 26, 2011. A copy of the news release has been filed on SEDAR and is available at www.sedar.com.
Item 4 Summary of Material Change
On August 26, 2011, Cameco announced that it intended to make an offer, by way of take-over bid, to acquire all of the issued and outstanding common shares of Hathor Exploration Limited for cash consideration of $3.75 per common share (the “Offer”). The Offer was commenced on August 30, 2011.
Item 5 Full Description of Material Change
On August 26, 2011, Cameco announced that it intended to make an offer, by way of take-over bid, to acquire all of the issued and outstanding common shares of Hathor Exploration Limited for cash consideration of $3.75 per common share. The Offer was commenced on August 30, 2011. Please see the advertisement attached to this report as Appendix A for a summary of the Offer.
Item 6 Reliance on Subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7 Omitted Information
None.

Item 8 Executive Officer
The following executive officer is knowledgeable about the material change and this report:
Gary M.S. Chad
Senior Vice-President, Governance, Law and Corporate Secretary
Cameco Corporation
(306) 956-6303
Item 9 Date of Report
September 1, 2011.

APPENDIX A
This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities of Hathor Exploration Limited. The Offer (as defined below) is being made solely by the Offer to Purchase and Circular (as defined below) and any amendments, supplements or modifications thereto, and is being made to all holders of Common Shares (as defined below). The Offer is not being made to, nor will deposits be accepted from or on behalf of, shareholders residing in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws or any administrative or judicial action pursuant thereto.
NOTICE OF OFFER TO PURCHASE FOR CASH
all of the outstanding Common Shares
(together with associated rights issued
under the shareholder rights plan)
of
HATHOR EXPLORATION LIMITED
by CAMECO CORPORATION
at a price of $3.75 in cash per common share
Cameco Corporation (the “Offeror”) hereby offers (the “Offer”) to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding common shares of Hathor Exploration Limited (“Hathor”) (other than common shares of Hathor owned by the Offeror or any of its affiliates), together with the associated rights (the “SRP Rights”) issued and outstanding under the shareholder rights plan agreement dated July 28, 2008 between Hathor and Computershare Investor Services Inc., as rights agent (collectively, the “Common Shares”), and any Common Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time (as defined below) upon the exercise, exchange or conversion of: (i) options under Hathor’s stock option plan (the “Options”), (ii) issued and outstanding warrants of Hathor (the “Warrants”), or (iii) other securities of Hathor that are exercisable or exchangeable for or convertible into Common Shares (other than the SRP Rights) (collectively, the “Convertible Securities”), at a price of $3.75 in cash per Common Share. The Offer, which is subject to certain terms and conditions, is set forth in the offer to purchase and related take-over bid circular dated August 30, 2011 (the “Offer to Purchase and Circular”) and the letter of transmittal (the “Letter of Transmittal”) and the notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) accompanying the Offer to Purchase and Circular (collectively, the “Offer Documents”), copies of which are being filed with the securities regulatory authorities in Canada. Copies of the Offer Documents will be available at www.sedar.com.
The Offer is open for acceptance until 5:00 p.m. (Vancouver time) on October 31, 2011 (the “Expiry Time”), unless the Offer is extended or withdrawn.
The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “HAT”. The Offer represents a 40% premium based on the closing price of $2.67 per Common Share on the TSX on August 25, 2011 (the last trading day prior to the announcement by the Offeror of its intention to make the Offer). The Offer also represents a premium of 33% to the volume weighted average trading price of $2.83 per Common Share over the 20 trading days on the TSX ended on August 25, 2011.
The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Common Shares which, together with any Common Shares owned by the Offeror or its affiliates (if any), represents not less than 66 2/3% of the Common Shares outstanding (calculated on a fully-diluted basis), the Offeror having determined that there shall not exist and shall not have occurred, and that the Offer if completed, will not be reasonably likely to cause or result in, a Material Adverse Effect (as defined in the Offer to Purchase and Circular), and that certain regulatory approvals will have been obtained and/or waiting periods expired. These and other conditions of the Offer are fully described in the Offer to Purchase and Circular. Subject to applicable laws, the Offeror reserves the right to withdraw the Offer and to not take up and pay for Common Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived at or prior to the Expiry Time. The Offer is not subject to any financing condition.
Holders of Common Shares (“Shareholders”) who wish to accept the Offer must properly complete and duly execute the Letter of Transmittal accompanying the Offer to Purchase and Circular and deposit it, at or prior to the Expiry Time, together with certificates representing their Common Shares and all other required documents, with Kingsdale Shareholder Services Inc. (the “Depositary and Information Agent”) at its office in Toronto, Ontario specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (i) accept the Offer by following the procedures for book-entry transfer of Common Shares, or (ii) follow the procedures for guaranteed delivery, using the Notice of Guaranteed Delivery, or a manually executed facsimile thereof.
Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.
Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Common Shares have been taken up by the Offeror under the Offer and in the other circumstances which are fully described in the Offer to Purchase and Circular.
The receipt of cash for Common Shares pursuant to the Offer will be a taxable transaction for Canadian and U.S. federal income tax purposes. Shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences of the Offer to them.
The Offeror is requesting the use of Hathor’s shareholder, optionholder and warrantholder lists and security position listings for the purpose of disseminating the Offer Documents to Shareholders and holders of Options and Warrants. When that information is provided, the Offer Documents will be mailed to record holders of Common Shares, Options and Warrants and furnished to brokers, dealers, bank, trust companies and similar persons whose names, or the name of whose nominees, appear on Hathor’s shareholder, optionholder and warrantholder lists or who are listed as participants in a security position listing for subsequent transmittal to beneficial owners.
The information contained in this advertisement is a summary only. The Offer is made solely by the Offer Documents, all of which are incorporated herein by reference. The Offer Documents contain important information that Shareholders are urged to read in their entirety before making any decision with respect to the Offer.
All references to “$” herein refer to Canadian dollars.
Copies of the Offer Documents can be obtained without charge from the Depositary and Information Agent. Questions and requests for assistance may be directed to the Depositary and Information Agent at the address and telephone numbers set out below.
The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
The Offer is made in the United States with respect to securities of a Canadian foreign private issuer in accordance with Canadian tender offer rules. Shareholders resident in the United States should be aware that such requirements might be different from those of the United States applicable to tender offers under the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
NOTICE TO HOLDERS OF OPTIONS, WARRANTS AND OTHER CONVERTIBLE SECURITIES
The Offer is being made only for Common Shares and is not made for any Options, Warrants or other Convertible Securities. Any holder of Options, Warrants or other Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable laws, exercise, exchange or convert the Convertible Securities in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer.

The Depositary and Information Agent for the Offer is:	The Dealer Manager for the Offer is:

Kingsdale Shareholder Services Inc.

Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2
North American Toll Free Phone: 1-888-518-1552
Facsimile: 1-416-867-2271
Toll-Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect:
416-867-2271
E-mail: contactus@kingsdaleshareholder.com
CIBC World Markets Inc.